February 14, 2002

BOMBARDIER

Bombardier Inc.
Corporate Office
800 René-Lévesque Blvd. West
Montréal, Québec, Canada H3B 1Y8
Telephone 1 (514) 861-9481
Fax 1 (514) 861-7053
http://www.bombardier.com

THE UNITED STATES SECURITIES AND
EXCHANGE COMMISSION
Office of International Corporate Finance
Mail Stop 3-2
450 Fifth Street N.W.
Washington, D.C.
20549

Re: Rule 12g3-2(b) Submission for Bombardier Inc. - File number: 82-3123

Ladies and Gentlemen:

You will find enclosed herewith a copy of a Press Release dated February 14, 2002 with respect to the filing of a claim by Bombardier against DaimlerChrysler AG which Bombardier Inc. is furnishing to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934.

May I kindly ask you to acknowledge receipt of the enclosed document by signing the enclosed copy of this letter and returning it to me in the stamped, self-addressed envelope which is also enclosed.

Yours truly,

Roger Carle
Corporate Secretary

RC/nl
Encl.

dlw 2/19

c.c. Mr. Christopher Hilbert – Sidley, Austin, Brown & Wood

We hereby acknowledge receipt of the above letter.

Signed in ____________, this ____ day of ________, 2002.

____

Name:
Title:

PRESS RELEASE

02 FEB 1...

BOMBARDIER

BOMBARDIER TO FILE A CLAIM AGAINST DAIMLERCHRYSLER AG

Montréal, Feb. 14, 2002 - Bombardier Inc. announced today that discussions with DaimlerChrysler AG of Stuttgart, Germany (DaimlerChrysler) have failed to result in an agreement as to the value of the adjusted net assets acquired in connection with the acquisition of DaimlerChrysler Rail Systems GmbH (Adtranz). Under these circumstances, Bombardier has notified DaimlerChrysler that it will file a claim against it for damages under the arbitration process governed by the rules of arbitration of the International Chamber of Commerce, as set forth in the Sale and Purchase Agreement (SPA).

Under the SPA, DaimlerChrysler made contractual representations and guarantees to Bombardier, including confirmation of a level of equity of Adtranz, on the closing date of April 30, 2001. Bombardier's claim for damages is largely based on material breaches of contractual representations and guarantees, including significant deficiency in the value of the adjusted net assets acquired. Such deficiency results from the application of United States generally accepted accounting principles (U.S. GAAP) and from unrecorded costs required to complete contracts with third parties. Bombardier's claim will be in the order of €1 billion ($1.4 billion Cdn).

Bombardier Management has established the purchase price allocation taking into account all relevant information as detailed in its third quarterly report to shareholders dated Nov. 26, 2001. Resolution of the claim will result in a reduction of the goodwill related to the acquisition of Adtranz.

Bombardier Inc., a diversified manufacturing and service company, is a world leading manufacturer of business jets, regional aircraft, rail transportation equipment and motorized recreational products. It is also a provider of financial services and asset management. The Corporation employs 79,000 people in 24 countries in the Americas, Europe and Asia-Pacific and its revenues for the fiscal year ended Jan. 31, 2001 totalled $16.1 billion Cdn.

For information

Dominique Dionne
Director, Public Relations and Communication
(514) 861-9481 ext. 245